DM

18008893

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~22190~~ 8-21190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2017 (MM/DD/YY) AND ENDING 9/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHEARMAN, RALSTON INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing
NOV 29 2018
Washington, DC

333 GREENWICH AVENUE
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS RALSTON (203) 489-3902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, STE 902 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DOUGLAS RALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHEARMAN, RALSTON INC., as of SEPTEMBER 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/20

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

SHEARMAN, RALSTON INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Shearman, Ralston Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shearman, Ralston Inc. as of September 30, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shearman, Ralston Inc. as of September 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shearman, Ralston Inc.'s management. Our responsibility is to express an opinion on Shearman, Ralston Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shearman, Ralston Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules number "1" through "4" has been subjected to audit procedures performed in conjunction with the audit of Shearman, Ralston Inc's financial statements. The supplemental information is the responsibility of Shearman, Ralston Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules number "1" through "4" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Shearman, Ralston Inc.'s auditor since 1993.

Horowitz & Ullmann, P.C.

New York, NY
November 26, 2018

SHEARMAN, RALSTON INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018

ASSETS

CURRENT ASSETS	
Cash	$ 61,307
Marketable securities	6,665,175
Commission receivable from clearing broker	62,116
Total current assets	6,788,598
OTHER ASSETS	
Note receivable-stockholder	675,000
Note receivable-employee	110,000
Total other assets	785,000
TOTAL ASSETS	$7,573,598

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 11,900
OTHER LIABILITIES	
Deferred taxes payable	1,201,295
TOTAL LIABILITIES	1,213,195
STOCKHOLDERS' EQUITY	
Capital Stock	
Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares, outstanding 1,250 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares, outstanding 112.50 shares	225
Additional paid-in capital	32,151
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	6,654,012
TOTAL STOCKHOLDERS' EQUITY	6,360,403
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,573,598

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2018

REVENUES	
Customer commissions	$ 369,725
Dividend and interest income	338,189
Unrealized gain on securities	994,114
Clearance rebate income	123,303
Other income	25,571
Total revenues	1,850,902
EXPENSES	
Employee compensation	487,416
Travel and entertainment	98,690
Payroll taxes	32,525
Clearance charges	74,152
Insurance	76,316
Professional and registration fees	25,599
Rent	19,453
Telephone	20,809
Tickers and quotation service	16,992
Office expense	15,038
Consultant	16,600
Miscellaneous	3,346
Total expenses	886,936
INCOME BEFORE PROVISION FOR INCOME TAX	963,966
INCOME TAX PROVISION/(BENEFIT)	(210,104)
NET INCOME	$1,174,070

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2018

	Common Stock Class "A"	Common Stock Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2017	$2,500	$225	$32,151	$(328,485)	$5,479,942	$5,186,333
Net income	-	-	-	-	1,174,070	1,174,070
Balances September 30, 2018	$2,500	$225	$32,151	$(328,485)	$6,654,012	$6,360,403

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,174,070
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investment securities	(994,114)
Deferred income tax	(211,338)
Changes in assets and liabilities:	
Increase in commission receivable	(9,336)
Total adjustments	(1,214,788)
NET DECREASE IN CASH	(40,718)
CASH - October 1, 2017	102,025
CASH - September 30, 2018	$ 61,307

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Shearman, Ralston Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

The Company adopted The Fair Value Measurements Topic of the FASB Accounting Standards Codification which defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. The Fair Value Measurements Topic established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Collateral:
The Company maintains a proprietary margin account with the broker-dealer that holds the Company's marketable securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the Statement of Financial Condition. There was no open margin account balance at September 30, 2018.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through November 26, 2018, the date that the financial statements were available to be issued.

3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes is $1,233.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2018, the Company's net capital exceeds such capital requirements by $4,397,481 and the ratio of aggregate indebtedness ($11,900) to net capital ($4,497,481) is .0026 to 1.

5. INCOME TAXES

The Company computes its tax in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

The provision for income taxes includes the following at September 30, 2018:

	Current	Deferred	Total
Federal income tax expense/(benefit)	$ 0	$ (227,272)	$ (227,272)
State and local tax expense/(benefit)	1,234	15,934	17,168
	$ 1,234	$ (211,338)	$ (210,104)

On December 22, 2017 the Tax Cuts and Jobs Act, (the "Tax Act") was enacted. The Tax Act lowers the U.S. federal income tax rate ("Federal Tax Rate") from 35% to 21% effective January 1, 2018. Accordingly, the Company computes its income tax expense for the fiscal year ending September 30, 2018 using a blended Federal Tax Rate of 24.5%. The 21% Federal Tax rate will apply to the fiscal year ending September 30, 2019 and each year thereafter. The effect of the reduction in the rate, resulting in a tax benefit of 46% of pre-tax income for the twelve months ended September 30, 2018, is primarily attributable to the effect on the long-term deferred tax liability.

A reconciliation of the difference between the expected income tax expense/(benefit) computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax benefit at U.S. statutory tax rate	$ 236,172
(Increase)/decrease in tax benefit from:	
Effect on deferred tax liabilities from Federal rate reduction to 21%	(444,171)
Dividends received deduction	(19,602)
State and local income tax benefit , net of federal income tax benefit	12,962
Other	4,535
Income tax benefit	$ (210,104)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability is as follows:

Unrealized gains on marketable securities	$1,460,330
Net operating loss	(259,035)
Total deferred tax liability	$1,201,295

5. INCOME TAXES (Continued)

The Company has a net operating loss carryforward of $942,545 which expires in various tax years through September 30, 2038.

The Company's federal income tax returns and state and city tax returns for fiscal years 2014 through 2017 are subject to examination by the tax authorities, generally for three years after they were filed with the tax authorities. The Company believes that, as of September 30, 2018, there were no material uncertain tax positions that would require disclosure under GAAP.

6. NOTES RECEIVABLE-STOCKHOLDER AND EMPLOYEE

The notes bear interest at a variable rate (the three-month average broker call rate, less 1%) and require quarterly interest payments, all of which were paid, and total $17,368 for the year ended September 30, 2018. The entire principal amount of the stockholder note is due and payable on the maturity date, which is March 1, 2026. The note is secured by the residence of the stockholder. The entire principle amount of the employee note is due December 1, 2020.

7. CONCENTRATIONS OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a month to month operating lease. Rent expense is $19,453 for the year ended September 30, 2018, which includes utilities and real estate taxes.

Schedule "1"

SHEARMAN, RALSTON INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2018

STOCKHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 6,360,403
Less: Nonallowable assets:	
Notes receivable-stockholder and employee	785,000
TENTATIVE NET CAPITAL	5,575,403
Capital charge on investment securities	999,776
Capital charge on undue concentration	78,146
NET CAPITAL	4,497,481
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 4,397,481
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$ 11,900
1/15TH OF AGGREGATE INDEBTEDNESS	$ 793
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0026 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SHEARMAN, RALSTON INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2018

Net Capital, per Form X-17a-5 as of September 30, 2018, unaudited	$4,497,481
Add: Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$4,497,481

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

SHEARMAN, RALSTON INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2018

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended September 30, 2018.

Schedule "4"

SHEARMAN, RALSTON INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2018

The Company was exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii) under the Securities and Exchange Act of 1934 for the year ended September 30, 2018.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Shearman, Ralston Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shearman, Ralston Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shearman, Ralston Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemptive provision") and (2) the Company stated that Shearman, Ralston Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Shearman, Ralston Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Horowitz & Ullmann, P.C.

New York, NY
November 26, 2018

SHEARMAN, RALSTON INC.
EXEMPTION REPORT
PURSUANT TO SEC RULE 15c3-3
YEAR ENDED SEPTEMBER 30, 2018

We as members of the management of Shearman, Ralston Inc. (the "Company") have performed an evaluation of Shearman, Ralston's compliance with the requirements of 17CFR § 240.17a-5, and the exemption provisions in 17CFR § 240.15c3-3 (k)(2)(ii) (the "exemption provision"). Based on this evaluation, we make the following statements to the best of our knowledge and belief:

(1) The Company has identified the provisions of 17CFR §15c3-3(k) under which the Company claimed an exemption from 17CFR §240.15c3-3: (exemption provision pursuant to paragraph (k)(2)(ii)).

(2) The Company met the identified provision throughout the most recent fiscal year without exception.

<u>**Shearman, Ralston Inc.**</u>
I, Douglas Ralston, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Title: President

November 26, 2018

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Shearman, Ralston Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Shearman, Ralston Inc. and the SIPC, solely to assist you and SIPC in evaluating Shearman, Ralston Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2018. Shearman, Ralston Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Shearman, Ralston Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Shearman, Ralston Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
November 26, 2018

SHEARMAN, RALSTON INC.
SUPPLEMENTAL REPORT - SIPC SCHEDULE OF ASSESSMENT AND PAYMENTS
YEAR ENDED SEPTEMBER 30, 2018

Total revenue	$ 1,850,902
Deductions:	
Other revenue not related to securities	17,368
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	74,152
Realized and unrealized gains on securities	994,135
40% of margin interest on customer accounts	49,721
Total deductions	1,135,376
Total revenue, subject to assessment	715,526
Computation of assessment:	
Assessment for the year ended September 30, 2018	1,073
Less: Payments	
April 2018	565
Balance due	$ 508